VIA EDGAR

October 6, 2025

Mr. Brian McAllister

Ms. Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Natural Resources, Inc. Form 20-F for the Fiscal Year Ended December 31, 2024 Filed May 15, 2025 File No. 000-26046

Dear Mr. McAllister and Ms. Buskirk,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 7, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on May 15, 2025 (the “2024 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2024

Item 16F. Changes in Registrant's Certifying Accountant, page 78

1.	You disclose that a copy of EY’s letter dated April 8, 2025, is attached as Exhibit 16.1. Please amend and file the former accountant’s letter as an exhibit to your annual report.

Response: The Company acknowledges the Staff’s comment and respectfully file the former accountant’s letter as Exhibit 16.1 to the 2024 Form 20-F/A.

Appendix A Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please amend to have your auditors revise the first paragraph of their report to include the consolidated statement of profit or loss when they identify each financial statement and schedule that has been audited, as required by PCAOB Auditing Standard (AS) 3101.08.b. Also revise the second paragraph to disclose that all these factors raise “substantial doubt” about the company’s ability to continue as a going concern, as required by paragraph 18.a. of the Auditing Standard. You may also refer to PCAOB AS 2415.12 through 2415.13.

Response: The Company acknowledges the Staff’s comment and respectfully revised the audit report accordingly.

* * * *

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Richard Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +86 10 5680 3969 or rchang@gunder.com.

Very truly yours,

/s/ Zhu Youyi
Zhu Youyi
Chief Financial Officer

cc: Richard Chang, Esq., Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP